Exhibit 99.2

Tuya to Report Fourth Quarter and Fiscal Year 2025 Financial Results on March 2, 2026 Eastern Time

SANTA CLARA, Calif., February 11, 2026 -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced that it will report its unaudited fourth quarter and preliminary fiscal year 2025 financial results after the market closes on Monday, March 2, 2026.

Tuya's management will hold a conference call at 07:30 P.M. Eastern Time on Monday, March 2, 2026 (08:30 A.M. Hong Kong Time on Tuesday, March 3, 2026) to discuss the financial results. In advance of the conference call, all participants must use the following links to complete the online registration process. Upon registering, each participant will receive the dial-in information and a unique PIN (personal access code) to join the call as well as an email confirmation with the details.

Participants Online Webcast Registration: https://edge.media-server.com/mmc/p/tjv6firr

Participants Call Registration: https://register-conf.media-server.com/register/BI078ae0991e654d959884fbb4236f74a0

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com

Piacente Financial Communications

China Tel: +86-10-6508-0677

U.S. Tel: +1-212-481-2050

Email: tuya@thepiacentegroup.com